Exhibit 99.1*

BRONX VENTURES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

 December 31, 2005

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Verdon Gold	5,000	$1,250	$2,175	$1,151
Las Vegas From Home.com Entertainment Inc.	1,393,506	$269,373	$550,435	$269,374
Colt Capital Corp.	1,000,000	$10,000	$10,000	$10,000
Great Canadian Gaming Corp.	11,000	$20,570	$18,018	$20,570

As per the attached financial statements, the following investments were held at the end of December 31, 2005:

Investments

=   $301,095